April 10, 2014

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             SM Energy Company
Registration Statement on Form S-4
Filed March 4, 2014
File No. 333-194304

Dear Mr. Schwall:

Set forth below are the responses of SM Energy Company, a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2014, with respect to the review of the Company’s Registration Statement on Form S-4 filed with the Commission on March 4, 2014 (the “Form S-4”).  For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Registration Statement on Form S-4 Filed March 25, 2014

General

1.                                      We are currently processing your pending request for confidential treatment. Please be advised that we will not be in a position to declare this registration statement effective until we resolve any issues concerning the confidential treatment request.

RESPONSE:  The Company understands and acknowledges the Staff’s comment. The Company will submit a request for acceleration of effectiveness only after the request for confidential treatment has been resolved with the Staff.

Incorporation by Reference, page ii

2.                                      We note that you incorporate your annual report on Form 10-K for the year ended December 31, 2013.  However, the 10-K incorporates information from the company’s proxy statement which has not yet been filed.  Before you request acceleration of effectiveness of the registration statement, please either amend the 10-K to include Part III information or file the proxy statement.

RESPONSE:  The Company filed its 2014 Proxy Statement on the date of this letter.

*              *              *              *              *              *

We formally acknowledge that:

•                  The adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of SM Energy Company;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and

•                  SM Energy Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you may have with respect to the foregoing, to the undersigned at (303) 864-2555, to David Copeland, our Executive Vice President, General Counsel and Corporate Secretary who may be reached at (303) 863-4325 or to Lucy Stark, our outside counsel who may be reached at (303) 295-8493.

Very truly yours,

SM Energy Company

By:	/s/ A. Wade Pursell
A. Wade Pursell
Its: Chief Financial Officer

Enclosures

cc:  PJ Hamidi, U.S. Securities and Exchange Commission

Laura Nicholson, U.S. Securities and Exchange Commission

David Copeland, SM Energy Company

Lucy Stark, Holland & Hart LLP